

New Features August 2021

Hello All,

Over the last few months, we've been digging in to the various ways our users collaborate and pitch their story ideas with Prewrite. We've learned that sometimes one feature may be useful for some, but a down-right deal breaker for others.

Luke Ryan at Chaotic Good Studios asked us to add more story elements to the page view, but with the added ability to show and hide things for convenience. He also provided insight into how writers would use these features, which helped guide development.

David Cornue is a Hollywood writer and script coach who recently worked with director Jon M. Chu (*Crazy Rich Asians, In the Heights*). David says he avoids the image features in Prewrite altogether because that's ultimately the domain of the director. He feels this helps ensure that your outline stands on its own without the need of thumbnails to engage the reader.

Our deepest gratitude to these users for speaking up. This type of industry insight is exactly what we need so we encourage every user to reach out and tell us how we can do better. Let's dive in to the features that were a direct result of these and other conversations...

Summary Everywhere



Last time we released an update, we included a **summary field** for tighter integration with Final Draft. It was a last minute request made by **Ken White**, a user and friend of Prewrite. Unfortunately, we rushed it out a bit and failed to add summary content in almost every view but the timeline. Summary, and other overlooked story elements have now been added where needed. Even better, if you don't want to see that summary content, you can hide it! More on that next.

Custom View Filtering



If you like the order of your scenes but need to change the acts they fall under, simply drag the start and end points of the act headers to fit your story. This is currently only possible in the timeline view.

Presentation Settings



Since we did the work to give authors the ability to show/hide items while writing, it wasn't too much of a leap to add a way for them to control what outside viewers see too. There's a new tab under Story Settings that provides fine-grained control over a story's views and the items they contain.

Learn More



David Rogers explains the ins and outs of custom filters and presentation settings in Prewrite.

Fundraising Update

Thanks to many of you, we are well on our way to meeting our first fundraising goal. Make sure and checkout our WeFunder page to learn how you can own a piece of the future of storytelling.

https://wefunder.com/prewrite

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Tell us what you think...

We work for you. In fact, the features above were a direct result of customer feedback. Please contact us with any questions, concerns or new feature requests at contact@prewrite.com

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